Brian L. MacNeal

Senior Vice President and

Chief Financial Officer

Phone:(717) 396-4791

Fax:(717) 396-3531

E-Mail:blmacneal@armstrongceilings.com

May 20, 2020

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549-4631

Re:Armstrong World Industries, Inc.

Form 10-K for Fiscal Year Ended December 31, 2019

Filed February 25, 2020

File No. 001-02116

Dear Division of Corporation Finance:

We submit this letter in connection with the comments from the staff of the United States Securities and Exchange Commission received by letter dated May 11, 2020 (the “Comment Letter”) related to the above-referenced filing.

We are working expeditiously to respond to the Comment Letter, and respectfully request an extension of time to respond. We currently anticipate submitting a response to the Comment Letter by June 8, 2020.

If you have any questions or would like further clarification, please feel free to contact Steve McNamara, Vice President and Controller, at (717) 396-3420 or me at (717) 396-4791.

Sincerely,

/s/ Brian L. MacNeal
Brian L. MacNeal,
Senior Vice President and Chief Financial Officer

Armstrong World Industries
2500 Columbia Avenue, Lancaster, PA 17603

717.397.0611 | www.armstrongceilings.com